SEC FILE NO. 001-33383
CUSIP NUMBER 86800U302

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:
Super Micro Computer, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

980 Rock Avenue
City, State and Zip Code:
San Jose, California 95131

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Super Micro Computer, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2024 (the “Q2 2025 Form 10-Q”) in a timely manner without unreasonable effort or expense. As previously announced, the Company has been unable to file its Annual Report on Form 10-K for the period ended June 30, 2024 (the “2024 Form 10-K”) and its Quarterly Report on Form 10-Q for the period ended September 30, 2024 (the “Q1 2025 Form 10-Q”).

As previously disclosed, in response to information that was brought to the attention of the Audit Committee of the Company’s Board of Directors, the Board of Directors formed a committee (the “Special Committee”) to review certain of the Company’s internal controls and other matters (the “Review”). As disclosed in the Company’s Form 8-K filed on October 30, 2024, prior to the completion of the Review, the Company’s independent registered public accounting firm at the time resigned. Also, as disclosed in the Company’s Form 8-K filed on November 18, 2024, the Company appointed a new independent registered public accounting firm. On December 2, 2024, the Company issued a press release announcing the completion of the Review and its key findings, and further announced that the Board had adopted all of the Special Committee’s recommendations. A copy of such press release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on the same date.

As disclosed in the Company’s Form 8-K filed on December 6, 2024, the Company received a letter from the Nasdaq Stock Market (“Nasdaq”) informing the Company that Nasdaq has granted the Company’s request for an exception to Nasdaq’s Listing Rule 5250(c)(1) through February 25, 2025.

The Company intends to take all necessary steps to achieve compliance with Nasdaq’s Listing Rule 5250(c)(1) as soon as possible. Since the Q2 2025 Form 10-Q cannot be completed and filed until the 2024 Form 10-K and Q1 2025 Form 10-Q are completed and filed, the Company needs additional time to finalize the financial statements and related disclosure to be filed with the Q2 2025 Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles Liang	(408)	503-8000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and Quarterly Report on Form 10-Q for the period ended September 30, 2024 have not yet been filed.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 11, 2025, the Company issued a press release announcing certain preliminary financial information for the quarter ended December 31, 2024. A copy of the press release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 11, 2025.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this report that are not historical in fact may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties, including, but not limited to, the timing and consequences of the delays in the Company’s regaining compliance with its SEC filing obligations. Additional factors are contained in our filings with the Securities and Exchange Commission, including those factors discussed under the caption "Risk Factors" in such filings.

Super Micro Computer, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 11, 2025	By:	/s/ Charles Liang
Charles Liang President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)